Play LA Inc. Announces a Securities Awareness Campaign

TORTOLA, British Virgin Islands – January 15th, 2010 – Play LA Inc. (OTCBB: PLLAF) ("the Company"), has announced its plan to launch a Securities Awareness Campaign beginning January 19th to August 15th, 2010.

The awareness campaign is to help further the Company’s overall image and recognition amongst private investors. According to the company, a Securities Awareness Campaign is similar to an advertising campaign, presenting a series of advertisements and or sponsored messages that share a single idea and theme to create awareness of the company's current and future objectives and potential with the intent to attract and interest investors and or stakeholders.

A securities awareness campaign may include the launching of a new web based investor relations platform, hiring of investor relations personnel, sending emails to opt-in subscribers of newsletters and or information websites, sponsoring research reports, placing ads on websites, interacting on message boards and mailing press kits and information. These services can be paid for and or hired by the company with the issuance of restricted shares and or cash. It is also possible that existing shareholders pay individuals and or companies to perform these services and these shareholders could pay with the transfer of shares and or cash. In either case, the company intends to provide whenever possible with a disclosure of said payment and or hiring.

Shareholders and or potential shareholders should be aware that a securities awareness campaign does not guarantee that a market will develop in the company's securities and that in the event an active market does develop, the price of the stock may not reflect the fundamental value of the company.  Shareholders and or potential shareholders should be further aware that the shares are tightly held by a limited number of shareholders and this may have the result of a sudden increase in the price of the security. Conversely, the same is true if the security is sold, it may result in a sudden drop in the price of the stock.

The company does not support the use of "spamming" and requests that shareholders  contact the company in the event they receive and or are aware of such activity.

The Company also notes that it will have representatives, along with the CEO of the Company, David Hallonquist, attending the upcoming International Gaming Expo 2010  (incorporating ICE & ICEi), taking place from 26-28 January 2010 at Earls Court Exhibition Centre, in London, UK. The exhibition is the world’s premier showcase for the land based and remote gaming and betting industries.

About Play LA Inc. (www.playlainc.com)

Play LA Inc. is an international online publishing company that owns and operates a Global network of multi-language websites.  The Company currently owns and operates 11 websites that reach hundreds of thousands of people across the UK and Europe who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493